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CONTACTS
FOR PRIMACOM:
Hans Wolfert
Chief Coporate Development Officer
Tel.: +49 6131 / 9310-120

Alexander M. Hoffmann (Investors)
Executive Vice President, Investor Relations
Tel.: ++49 6131 / 9310-150
Fax: ++49 6131 / 9310-189
investor@primacom.de
Company Web Site: www.primacom.de

Morgen-Walke Associates
Christine Mohrmann, Eric Boyriven
Media contact: Brian Maddox
Tel.: 001 212 850-5600


                          PRIMACOM TO ACQUIRE QUICKNET,
           SONERA'S DUTCH FACILITY HOUSE FOR INTERNET ACCESS VIA CABLE


MAINZ, GERMANY, May 30, 2001 - PrimaCom AG, Mainz/Germany (Nasdaq: "PCAG", Neuer Markt "PRC" or ID-No. 625910) announced today that it has acquired QuickNet BV from Sonera Plaza Nederland BV. The operations of QuickNet BV will be integrated by PrimaCom's wholly owned Dutch cable operator, Multikabel NV. The parties have agreed not to issue details regarding the price of the transaction.

QuickNet BV operates a cable modem access platform and server park and fully equipped customer service center. Currently QuickNet provides a wide range of handling, access and fulfillment services to cable subscribers in North Holland and Rotterdam. The main activities and offices of QuickNet BV are located in Alkmaar. Multikabel (300.000 subscribers) owns an interactive cable network, serving already more than 20,000 Internet customers. Since QuickNet was also operating on the cable networks of UPC Netherlands, it is Multikabel's intention to rationalize the QuickNet activities with UPC Netherlands in order to guarantee a continuation of the high quality services for the current QuickNet subscribers and to explore opportunities to leverage the economies of scale, technical and operating capabilities of the Chello service.

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The transaction is in line with the strategic direction of both companies. For
PrimaCom, the purchase of QuickNet BV further solidifies its capabilities and presence as a distributor of broadband Internet services over cable. For Sonera, the transaction provides an opportunity to divest a non-core operation.

Johan Flykt, Managing Director of Sonera Plaza Nederland BV, said: "The sale of QuickNet BV is part of Sonera Plaza's global strategy of concentrating upon Internet services instead of access. Internationally the strategy is based upon partnering with local content and services providers in selected markets. Access business through third-party cable-TV networks does not fit into this strategy. To sell QuickNet BV to PrimaCom is one step in that direction. With this transaction, we can secure an owner committed to growth for these services. An owner committed to growth and development is the best solution both for the personnel and the customers."

Hans Wolfert, Chief Corporate Development Officer of PrimaCom AG comments: "We will now take-over responsibility and customer ownership in providing these Internet services and improve the performance. This will create a tremendous boost in our Internet revenues and provide a platform for continued growth. Furthermore we have already instructed our subsidiary Multikabel to start integrating the operations, and expect to see strong operating synergies as we integrate the customer service desk and facility house with our existing one."

ABOUT PRIMACOM (Neuer Markt, Frankfurt, PRC ID No. 625910 and Nasdaq PCAG) PrimaCom is the only publicly traded cable operator in Germany. PrimaCom operates in Germany and the Netherlands and passing more than 1.8 million households with approximately 1.3 million customers. In Germany, PrimaCom has approximately 1 million customers, making it the fourth largest private network provider. Of these 1 million subscribers approximately 11 per cent have been upgraded and are two way capable. A further 320,000 households are connected in the Netherlands; serving around 300,000 customers via the cable network of Multikabel in North-Holland. PrimaCom provides customers with multi-media services via its own broadband cable network. In all, approximately one third of the PrimaCom networks have been fully upgraded to the latest broadband technology. In cities such as Leipzig, Chemnitz, Magdeburg, Aschersleben, and Naumburg PrimaCom already offers appr.120.000 households attractive high speed Internet access at a flat rate via its own PrimaCom portal. The upgraded customers in the Leipzig Region and in the Netherlands are being served with approximately 80 digital TV programs and other interactive services such as pay-per-view and near video on demand services, and this is soon to be extended to other German cities. With the introduction of digital television PrimaCom has introduced a range of interactive services that use a set-top box as a platform. PrimaCom continues to develop as a multi-media communications company.


ABOUT SONERA PLAZA
Sonera Plaza Nederland BV is the Dutch subsidiary of Sonera Plaza Ltd. Sonera Plaza Ltd, a wholly-owned subsidiary of Sonera, is Finland's leading provider of Internet

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services with 244 000 subscribers and 1,5 million unique monthly visitors.
Sonera Plaza aims at becoming a leading Internet transactions centre, combining e-commerce, versatile Internet banking and finance services, media and entertainment. Sonera Plaza develops its services for both wireless and fixed terminal devices. The company's pro forma revenues in 2001 were about EUR 46 million.

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

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